Exhibit 99.1

Telesat Reports Results for the Second Quarter Ended June 30, 2012

OTTAWA, CANADA, August 2, 2012 - Telesat Holdings Inc. (Telesat) today announced its financial results for the three and six month periods ended June 30, 2012. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the three month period ended June 30, 2012, Telesat reported consolidated revenues of $202 million, an increase of approximately 1% ($1.5 million) compared to the same period in 2011. When adjusted for foreign exchange rate changes over the period, revenue decreased by 1% ($1.4 million) compared to the same period in 2011. For the six month period ended June 30, 2012, consolidated revenues were $398 million, a decrease of approximately 1% ($5 million) compared to the same period in 2011. When adjusted for foreign exchange rate changes, revenues decreased by 2% ($9 million) compared to the same period in 2011.

Adjusted EBITDA1 for the second quarter of 2012 was $156 million, an increase of 1% ($1 million) compared to the second quarter of 2011 and a decrease of 1% ($0.9 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 of 77% for the second quarter remained unchanged compared to the same period in 2011. For the six month period ended June 30, 2012, Adjusted EBITDA was $309 million, a decrease of 1% ($3 million) over the same period of 2011 and a decrease of 2% ($6 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin for the first half of 2012 remained unchanged at 77% compared to the same period in 2011.

For the second quarter and first half of 2012, revenue and Adjusted EBITDA were adversely affected by a previously disclosed contractual rate reduction on one of Telesat’s Direct-to-Home (DTH) satellites, largely offset by growth from Telesat’s North American and international satellite fleet.

Telesat reported a net loss of $243 million in the second quarter compared to net income of $22 million for the same period in 2011. A significant portion ($216 million) of the second quarter loss was related to the refinancing of Telesat’s 11% Senior Notes: a $162 million non-cash loss related to a prepayment option and $54 million in expenses relating to the write off of certain deferred financing costs as well as tender and redemption premiums paid to the 11% Senior Noteholders. The net loss was $144 million for the first six months of 2012 compared to net income of $137 million for the same period in 2011.

“I am pleased with our financial and operating performance in the second quarter,” commented Dan Goldberg, Telesat’s President and CEO. “Notwithstanding the significant contracted reduction in revenue from one of our Direct-to-Home satellites, revenue and Adjusted EBITDA were in line with 2011 results.  We successfully launched and brought into service our Nimiq 6 satellite toward the end of the quarter and, as a result, expect meaningful growth in both revenue and Adjusted EBITDA in the second half of this year relative to the first half. We also refinanced our 11% senior notes in the quarter with new notes at a substantially lower interest rate. Lastly, we made continued progress on the construction of the Anik G1 satellite, which we expect to launch toward the end of this year. In light of the investments we are making in our new satellites and our industry-leading contractual backlog, we remain well positioned to grow going forward.”

Business Highlights

•	At June 30, 2012:

o	Telesat had contracted backlog for future services of approximately $5.4 billion.

o	Fleet utilization was 90% for Telesat’s North American fleet and 83% for Telesat’s international fleet.

•	On May 14, 2012, Telesat Canada issued, through a private placement, USD $700 million of 6% Senior Notes due on May 15, 2017. The 6% Senior Notes are subordinated to Telesat Canada’s existing and future secured indebtedness, including obligations under its Senior Credit Facilities. The net proceeds of the offering, along with available cash on hand, were used to repurchase all of Telesat Canada’s 11% Senior Notes due November 1, 2015, issued under an indenture dated as of June 30, 2008, and to pay certain financing costs and redemption premiums.

•	On May 18, 2012, Telesat successfully launched its Nimiq 6 direct broadcast satellite, which entered commercial service at the 91.1 degree West orbital location in June 2012. The entire capacity of Nimiq 6 is contracted for 15 years to Bell TV, Canada’s largest provider of satellite DTH video services.

•	Telesat made substantial progress on the construction of the Anik G1 satellite, which is expected to be launched in the fourth quarter of 2012. Anik G1’s 16 extended Ku-band transponders have been contracted for the life of the satellite to Shaw Direct for DTH services in Canada. Telesat also has entered into a 15 year contract with Paradigm Services for the full X-band payload of three transponders for government services. In addition, Anik G1 will double Telesat’s existing capacity in South America from the 107.3 degree West orbital location.

Telesat’s report on Form 6-K for the quarter ended June 30, 2012 has been filed with the U.S. Securities and Exchange Commission and may be accessed on the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call on Thursday, August 2, 2012 at 10:30 a.m. ET to discuss its financial results for the three and six month periods ended June 30, 2012 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (877) 240-9772. Callers outside of North America should dial +1 (416) 340-8530. The access code is 4126502. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on August 2, 2012 until 11:59 p.m. ET on August 15, 2012. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 2105458 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

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Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “expect”, “will”, “pursue”, “would”, “well positioned to” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the United States Securities and Exchange Commission (SEC) on February 22, 2012 as well as Telesat Canada’s other filings with the SEC, which can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 13 satellites and the Canadian payload on ViaSat-1, plus one satellite under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

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Telesat Holdings Inc.

Condensed Consolidated Statements of Income

For the period ended June 30

	Three months		Six months
(in thousands of Canadian dollars) (unaudited)	2012	2011	2012	2011
Revenue	201,913	200,420	398,171	403,200
Operating expenses	(52,251)	(45,726)	(135,446)	(92,470)
	149,662	154,694	262,725	310,730
Depreciation	(51,079)	(48,797)	(101,039)	(98,183)
Amortization	(9,150)	(10,261)	(18,252)	(20,502)
Other operating (losses) gains, net	(18)	2	(76)	(746)
Operating income	89,415	95,638	143,358	191,299

Interest expense	(63,421)	(54,812)	(117,330)	(112,545)
Loss on refinancing	(54,164)	-	(76,052)	-
Interest and other income	246	472	971	1,164
Loss on changes in fair value of financial instruments	(149,990)	(29,049)	(89,017)	(14,575)
(Loss) gain on foreign exchange	(53,745)	13,400	5,027	91,751
(Loss) income before tax	(231,659)	25,649	(133,043)	157,094
Tax expense	(11,217)	(3,884)	(10,859)	(20,404)
Net (loss) income	(242,876)	21,765	(143,902)	136,690

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Telesat Holdings Inc.

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	June 30, 2012	December 31, 2011
Assets
Cash and cash equivalents	129,105	277,962
Trade and other receivables	49,386	46,789
Other current financial assets	7,010	7,010
Prepaid expenses and other current assets	29,653	22,126
Total current assets	215,154	353,887
Satellites, property and other equipment	2,181,213	2,151,915
Other long-term financial assets	70,865	142,408
Other long-term assets	7,630	5,536
Intangible assets	876,531	896,078
Goodwill	2,446,603	2,446,603
Total assets	5,797,996	5,996,427

Liabilities
Trade and other payables	59,150	45,156
Other current financial liabilities	96,661	82,988
Other current liabilities	71,387	67,877
Current indebtedness	18,821	86,495
Total current liabilities	246,019	282,516
Long-term indebtedness	3,250,956	2,748,131
Deferred tax liabilities	460,100	451,896
Other long-term financial liabilities	303,449	259,783
Other long-term liabilities	433,921	422,502
Senior preferred shares	-	141,435
Promissory note	144,474	-
Total liabilities	4,838,919	4,306,263

Shareholders' Equity
Share capital	711,976	1,298,178
Accumulated earnings	226,092	369,992
Reserves	21,009	21,994
Total shareholders' equity	959,077	1,690,164
Total liabilities and shareholders' equity	5,797,996	5,996,427

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Telesat Holdings Inc.

Condensed Consolidated Statements of Cash Flows

For the six months ended June 30

(in thousands of Canadian dollars) (unaudited)	2012	2011
Cash flows from (used in) operating activities
Net (loss) income	(143,902)	136,690
Adjustments to reconcile net (loss) income to cash flows from operating activities:
Amortization and depreciation	119,291	118,685
Deferred tax expense	10,682	18,806
Unrealized foreign exchange gain	(11,399)	(102,203)
Loss on derivatives	89,017	14,575
Dividends on senior preferred shares	-	4,931
Share-based compensation	598	1,327
Loss on disposal of assets	76	746
Loss on refinancing	76,052	-
Other	(24,514)	(15,211)
Customer prepayments on future satellite services	38,345	19,406
Insurance proceeds	314	5,943
Operating assets and liabilities	(2,257)	(4,968)
Net cash from operating activities	152,303	198,727
Cash flows from (used in) investing activities
Satellite programs	(121,852)	(231,636)
Purchase of other property and equipment	(5,051)	(9,285)
Purchase of intangible assets	-	(12,618)
Proceeds from sale of assets	20	104
Net cash used in investing activities	(126,883)	(253,435)
Cash flows from (used in) financing activities
Proceeds from indebtedness	3,099,658	-
Proceeds from issue of promissory note	145,466	-
Repayment of indebtedness	(2,601,803)	(19,240)
Repayment of senior preferred shares	(141,435)	-
Payment of premium on early retirement of indebtedness	(39,444)	-
Payment of debt issue costs	(48,140)	-
Return of capital to shareholders	(586,202)	-
Satellite performance incentive payments	(2,008)	(2,956)
Net cash used in financing activities	(173,908)	(22,196)

Effect of changes in exchange rates on cash and cash equivalents	(369)	(967)
Decrease in cash and cash equivalents	(148,857)	(77,871)
Cash and cash equivalents, beginning of period	277,962	220,295
Cash and cash equivalents, end of period	129,105	142,424

Supplemental disclosure of cash flow information
Interest received	835	662
Interest paid	132,310	115,719
Income taxes paid	2,114	1,444

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The following table reconciles Telesat’s net (loss) income to Telesat’s Adjusted EBITDA1 and presents Telesat’s Adjusted EBITDA margin1:

	Three months		Six months
(in thousands of Canadian dollars) (unaudited)	2012	2011	2012	2011
Net (loss) income	(242,876)	21,765	(143,902)	136,690
Tax expense	11,217	3,884	10,859	20,404
Loss on changes in fair value of financial instruments	149,990	29,049	89,017	14,575
Loss (gain) on foreign exchange	53,745	(13,400)	(5,027)	(91,751)
Interest and other income	(246)	(472)	(971)	(1,164)
Loss on refinancing	54,164	-	76,052	-
Interest expense	63,421	54,812	117,330	112,545
Depreciation	51,079	48,797	101,039	98,183
Amortization	9,150	10,261	18,252	20,502
Other operating losses (gains), net	18	(2)	76	746
Special compensation and benefit expense for executives, employees and independent Directors; and one time severance payment	6,576	-	44,646	-
Non-recurring professional fees associated with the refinancing	(168)	-	848	-
Non-cash expense related to share-based compensation	299	664	598	1,327
Adjusted EBITDA	156,369	155,358	308,817	312,057

Revenue	201,913	200,420	398,171	403,200

Adjusted EBITDA Margin	77.4%	77.5%	77.6%	77.4%

End Notes

1             The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including making adjustments to operating expenses for share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating loss/income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

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